Vasogen Inc.

Contacts:

Glenn Neumann, Director of Investor Relations             Justin Jackson (Media)
2155 Dunwin Drive                                     Raj Punwaney, M.D., M.B.A.
Mississauga, ON, Canada L5L 4M1                                      (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006
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FOR IMMEDIATE RELEASE

             Vasogen Receives Regulatory Approval for a Multi-Center Clinical Trial in Moderate to Severe Psoriasis Patients

Toronto, Ontario (March 6, 2001) -- Vasogen Inc. (TSE: VAS; AMEX: MEW) today announced that it has received approval from Health Canada to proceed with a multi-center clinical trial of its immune modulation therapy for the treatment of moderate to severe psoriasis. The trial, to be conducted under the direction of Dr. Daniel Sauder, Chief of Dermatology, University of Toronto, follows the successful completion of an initial study in moderate to severe psoriasis patients that demonstrated a clinically significant improvement in 50% of patients receiving active therapy.

The multi-center trial, designed to study the impact of optimized dosing schedules and provide further information supporting the efficacy of Vasogen's immune modulation therapy, will enroll up to 105 patients with moderate to severe psoriasis at four clinical sites. Upon the completion of this trial, which is expected in the fourth quarter of this year, the Company expects to be positioned to initiate a pivotal study to underpin regulatory approval.

"Promising results from our first clinical trial of Vasogen's immune modulation therapy in psoriasis patients have provided a strong foundation to advance the development of this therapeutic intervention," said Dr. Sauder, lead investigator for the study. "While not life threatening, the social stigma associated with severe psoriasis leads patients to resort to toxic and immunosuppressive therapies in an effort to control their disease. In contrast, Vasogen's therapy has been shown to be free of significant adverse side effects and therefore offers the potential for a major advance in the treatment of this debilitating condition."

The Company's initial randomized, placebo-controlled trial in 20 moderate to severe psoriasis patients showed that 70% of those receiving Vasogen's immune modulation therapy reported symptomatic improvement by patient global assessment with no reports of significant adverse side effects. Furthermore, using the psoriasis area severity index (PASI) score, 50% of patients receiving active therapy experienced a greater than 40% improvement in PASI score, and, of these, four patients had a greater than 50% improvement in PASI score - double that seen in the placebo group.

Psoriasis is one of the most common dermatological diseases, occurring in up to 2% of the population worldwide. In the United States alone, between 150,000 and 250,000 new cases of psoriasis occur annually. Costs in terms of treatment and care exceed US $3 billion annually.

                                     -more-


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                                                        ...page 2, March 6, 2001


In psoriasis, immune cells called T cells infiltrate the skin. These cells release inflammatory mediators that attract other immune cells and lead to abnormal proliferation of epidermal skin cells. The end result is the characteristic red, raised skin plaque of psoriasis. Vasogen's immune modulation therapy is designed to target disease-causing processes in psoriasis by beneficially modulating the immune responses that lead to destructive inflammation.

In addition to psoriasis, Vasogen is developing its immune modulation therapy for a number of other conditions characterized by immune system dysfunction and inflammation, including peripheral vascular disease, graft-versus-host disease, congestive heart failure, ischemia/reperfusion injury, and chronic lymphocytic leukemia.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases.
       These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.